[Letterhead of Endocardial]

December 2, 2004

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attn:       Ms. Peggy Fisher

VIA FEDERAL EXPRESS AND EDGAR

Re:   Endocardial Solutions, Inc.
Preliminary Schedule 14A filed October 19, 2004
File No. 000-22233

Ladies and Gentlemen:

In connection with the response to the letter dated November 22, 2004 from Peggy Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing, which is being submitted on the date hereof on our behalf by Dorsey & Whitney LLP, Endocardial Solutions, Inc. (“Endocardial”) hereby acknowledges that:

•                                          Endocardial is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Endocardial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ J. Robert Paulson, Jr.
Chief Financial Officer

cc:  Robert A. Kuhns